BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp. 900 – 688 West Hastings Street Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is May 31, 2011.

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	May 31, 2011

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Yukon-Nevada Gold Corp. (the “Company”) announces closing of private placement and sale of warrants.

5.	Full Description of Material Change

The Company announces that, further to its news release of May 24, 2011, it has closed a private placement for gross proceeds of $14,400,000 from the issuance of 33,488,372 units (the “Units”) at a price of $0.43 per unit to Deutsche Bank AG, London Branch, (“Deutsche Bank”). There is no finder’s fee or commission payable on the private placement.

Each Unit consists of one common share (a “Share”) and one warrant (the “Warrant”). Each Warrant will have a 24 month term and is exercisable at an exercise price of $0.55 per share (the “Warrant Shares”). The Warrants are subject to accelerated expiry, at the option of the Company, in the event that the ten-day volume weighted average trading price of the Company’s shares equals or exceeds $0.90 per share for ten consecutive trading days.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold period” of four months plus one day from the date of closing of the private placement.

Warrants
Orifer s.a. (“Orifer”), a major shareholder of the Company, has concluded the sale, for a nominal cost, of an aggregate of 140,400,000 of its warrant holdings. The warrants were sold on the condition that they were to be exercised immediately by the buyer. Deutsche Bank was the largest purchaser of the warrants, exercising 80,000,000 warrants for gross proceeds to the Company of $25,600,000. The remaining

60,400,000 warrants were purchased and exercised by other institutional investors and Company employees for gross proceeds to the Company of $19,328,000.

The Orifer warrants entitled the holders to purchase up to 140,400,000 shares of the Company at the price of $0.32 per share at any time up to January 12, 2012.

In approving the finance terms the board of directors resolved to add two resident North American board members to the Company’s Board of Directors to better reflect shareholder representation and it was subsequently confirmed that Orifer had agreed to lock-up its shares for 180 days from closing of the Company’s private placement with Deutsche Bank.

Use of proceeds are for 2011 capital budget expenditures at the Company’s gold producing property, Jerritt Canyon located in northern Nevada.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO

Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 31st day of May, 2011.

“Robert F. Baldock”
Robert F. Baldock, President and CEO